Exhibit 99.9

[LOGO] TRENWICK GROUP LTD.

                          STOCK OPTION EXCHANGE PROGRAM
      NOTICE OF WAIVER OF AND AMENDMENTS TO CONDITION TO OFFER TO EXCHANGE

DATE:     Friday, June 7, 2002

TO:       All Eligible Employees of Trenwick Group Ltd. ("Trenwick")

SUBJECT:  Waiver of and Amendments to Conditions to Offer to Exchange

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      We have made an offer to eligible employees to exchange certain outstanding options to purchase Trenwick common shares upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 16, 2002, as amended.

      During the trading session on June 3, the Nasdaq Composite Index reached a low of 1561.17, representing a decline in an amount in excess of 10% measured from a level reached during the trading session on May 17, 2002. This decline triggered condition (c)(8) to the offer set forth under the heading "The Offer:
7. Conditions of the Offer" in the Offer to Exchange. We hereby waive condition
(c)(8) to the offer set forth under the heading "The Offer: 7. Conditions of the Offer" in the Offer to Exchange with respect to any decline in the Nasdaq Composite Index between the close of business on May 16, 2002 and June 14, 2002.

      In addition, we have amended the Offer to Exchange to change condition
(c)(8) to the offer set forth under the heading "The Offer: 7. Conditions of the Offer" in the Offer to Exchange by deleting the term "10%" and replacing it with "20%". Therefore, with respect to the Dow Jones Industrial Average and the Standard and Poor's Index of 500 Companies, condition (c)(8) to the offer is triggered upon a decline of these indexes by an amount in excess of 20%.

      Lastly, we previously amended the Offer to Exchange to delete condition
(b)(3) under the heading "The Offer: 7. Conditions of the Offer" in the Offer to Exchange. Condition (b)(3) permitted us to terminate the offer if a legal action or law materially impaired the benefits we hope to receive as a result of the offer. Also, the previous amendment to the Offer to Exchange revised condition
(c)(5) under the heading "The Offer: 7. Conditions of the Offer" by deleting the word "significant" and replacing it with "25%". This amendment had the effect of quantifying the percentage decline in the price of Trenwick common shares before we would have the right to terminate the offer.

      No further waivers of or amendments to any of the conditions contained in the Offer to Exchange are anticipated at this time. Accordingly, if you are electing to participate in the stock option exchange program, your properly completed election must be received by us NO LATER THAN 11:59 P.M., Eastern time (U.S.), on Friday, June 14, 2002. Remember, once the offer expires, there will not be any other opportunity to submit an acceptance in connection with the stock option exchange program.

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      Should you have any questions regarding the stock option exchange program, including this notice, please refer to the package of materials you received or contact the following person:

                                 John V. Del Col
                               Trenwick Group Ltd.
                           c/o Trenwick Services Inc.
                              One Canterbury Green
                           Stamford, Connecticut 06901
                             Telephone: 203 353-5500
                             Facsimile: 203 353-5550